

# China Bilingual
## Technology and Education Group, Inc.

# "CBLY"

## August 2011



# Safe Harbor Statement



This presentation is not an offering document and is distributed strictly to accredited and approved investor parties and is not to be distributed to any other party without the express consent of the Company. This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve know and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could not materially affect actual results, levels of activity, performance or achievements.



# Company Overview



- ➢ Education Company - primary & secondary schools

- ➢ Founded 1998 - Shanxi Province



- ➢ Private schools encompassing K-12

  - ➢ Kindergarten and Elementary (Primary), Middle and High School (Secondary) grade levels

  - ➢ Total – 9,500 students and1,500 faculty & staff

  - ➢ Shanxi Modern Bilingual School – largest private K-12 school in Shanxi, est. 1998

  - ➢ Sichuan Guang'an Experimental School – full-time boarding K-12 school, est. 2002



# Investment Highlights



| STOCK INFORMATION | |
|---|---|
| Ticker | CBLY |
| Current Price | $2.00 |
| Market Cap | $60M |
| Shares Outstanding | 30M |
| Float | 6.6M |
| TTM - EPS | $0.40 |
| P/E Multiple | 5 x's |
| Fiscal Year End | Dec. 31 |
| 1st Trade Date | Sept. 2010 |

*No warrants or stock "overhang" – 30M shares fully-diluted*

| FINANCIAL INFORMATION | FYE 12/31/10 | 6-Months 6/30/11 |
|---|---|---|
| Revenues | $24.4M | $12.4M |
| Gross Profit | $12.2M | $ 6.2M |
| Net Income | $12.0M | $ 6.0M |
| Net Profit Margin | 49% | 48% |
| Cash | $8.4M | $12.4M |
| Acquisition Deposit | $8.8M | $10.2M |
| Physical Plant | $31.7M | $31.7M |
| Equity | $31.7M | $38.6M |
| Long Term Debt | $ -0- | $ -0- |
| Total Students | 9,500 | 9,500 |

- *Attorneys* – Sichenzia, Ross, Friedman, Ference
- *Auditor* – Child, Van Wagoner & Bradshaw



# Value Proposition - Cultural



➤ China's focus on education to <u>increase productivity</u> and <u>raise the standard of living</u>  (college-educated workers are 3x's as productive, and a high school graduates are 1.8x's as productive, as a worker with less than a 9th grade education)

➤ Middle and upper class families emphasis on private education for <u>higher college entrance exam scores</u> – "Gao Kao" exam

➤ <u>One-Child Policy</u> – "Little Emperor/Princess" (2 parents and 4 grandparents)



➤ China's Urbanization – 221 Cities > 1 million population by 2025

*(McKinsey & Co. study)*



5

# Value Proposition - Education



The Chinese central government has been leveraging education as a key driver supporting the recent economic development as a means to (a) narrow the gap between rural and urban education, (b) address the huge wealth disparity, and (c) maintain social stability.

*11th Five-Year Plan* *continues to signal the importance of education. On March 28, 2011, the Ministry of Education indicates the government's intent to establish a well-educated labor workforce by 2015, placing detailed emphasis on the following:*
- *Every laborer entering workforce by 2015 would have an avg. of 13.3 years of education,*
- *Increase gross enrollment ratio in higher learning to 36% by 2015,* (compared to 26.5% in 2010)
- *Ensure the education system offers a more equitable educational system by 2015,*
- *Ensure rural and less developed regions receive more subsidies and support,*
- *Improve student nutrition in less developed areas, and*
- *Insure that children of migrant workers have equal access to education in cities.*



# Value Proposition-Economic



➢ Education comprises <u>11% of total consumer spending</u> in China, 3rd largest category after food and housing

➢ Chinese government targets education sector spending to reach <u>4% of GDP</u> in 2012 (up from 2.8% in 2004 and 3.3% in 2008)

➢ Chinese spend <u>15% of disposable income</u> on education, compared to just 2% in the US - growing middle class to accelerate private education growth



Sources: Global Education Digest, UNESCO Institute for Statistics 2007; China's Ministry of Education, National Bureau of Statistics of China



# Value Proposition - Company



➢ Consistent Revenues, Net Profit 48%, No Accounts Receivable – Tuition Prepaid



➢ Comparable US-listed Chinese peers trade at high <u>PE multiples – 20 - 45x's</u>

➢ Private school <u>not subject to income taxes</u>

➢ <u>Organic and M&A growth</u> through expansion of current business model and teaching methods into new schools, vocational training & international exchange programs



# Comparables



## China Education Companies - Industry Comparables

| Name | Ticker | Price | Market Cap (M) | P/E (ttm) | Fwd. P/E | P/S (ttm) | P/B (mrq) | Revs. (ttm) | Rev. Per Share (ttm) | EV/EBITDA (ttm) | BVPS (mrq) | Fwd. Revs. | Fwd. Net Income |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | **CBLY PEER COMPARISON** | | | | | | | | | |
| HQ Global Education | HQGE US | 0.45 | 14.85 | 0.8x | N/A | 0.3x | 0.3x | $55.9 | 1.72 | 0.3x | 1.76 | N/A | N/A |
| TAL Education Group | XRS US | 11.80 | 900.34 | N/A | 31.3x | N/A | 5.5x | $123.5 | N/A | N/A | 2.14 | $177.6 | $31.2 |
| Chinacast Education | CAST US | 4.80 | 235.14 | 18.2x | 6.8x | 2.4x | 0.8x | $92.5 | 1.88 | 3.2x | 5.71 | $104.9 | $35.0 |
| New Oriental Education | EDU US | 28.25 | 4,389.47 | 41.4x | 29.3x | 7.6x | 8.4x | $557.9 | 3.64 | N/A | 3.53 | $796.3 | $159.1 |
| China Education Alliance | CEU US | 0.76 | 24.13 | 2.7x | N/A | 0.5x | 0.2x | $43.5 | 1.36 | N/A | 3.05 | N/A | N/A |
| China Education Resources | CHN CN | 0.24 | 11.50 | 94.5x | N/A | 2.3x | 26.7x | $5.9 | 0.13 | 29.9x | 0.01 | N/A | N/A |
| Noah Education Holdings | NED US | 1.78 | 66.20 | N/A | 35.8x | 1.7x | 0.4x | $36.9 | 0.99 | N/A | 4.51 | N/A | N/A |
| China Distance Education | DL US | 2.40 | 82.16 | N/A | 10.0x | 2.5x | 4.1x | $41.4 | 0.93 | N/A | 0.58 | $50.9 | $8.3 |
| Ambow Education Holding | AMBO US | 5.42 | 395.61 | N/A | 8.1x | N/A | 0.9x | $200.6 | N/A | N/A | 5.87 | N/A | N/A |
| Chinaedu Corp | CEDU US | 5.72 | 103.71 | 18.7x | 19.8x | 1.6x | 1.3x | $58.6 | 3.66 | 7.4x | 4.43 | $71.1 | $6.1 |
| **Median** | | | | 18.5x | 19.8x | 2.0x | 1.1x | | | 5.3x | | | |
| **Average** | | | | 29.4x | 20.1x | 2.4x | 4.9x | | | 10.2x | | | |

As of August 23, 2011, Source: Bloomberg

**"CBLY" Price - $2.00, PE 5x's – Industry Avg. 20x's**



# Income Statement



Strong revenue and earnings growth

| ($000's) | 2008 | 2009 | 2010 |
|----------|------|------|------|
| **Revenues** | $17,105 | $21,196 | $24,367 |
| *Growth Rate* | *30%* | *24%* | *15%* |
| **Net Income** | $7,205 | $10,195 | $11,966 |
| *Growth Rate* | *41%* | *41%* | *17%* |
| **EPS** | $0.28 | $0.39 | $0.43 |



# Balance Sheet



## Solid Balance Sheet Strength

| ($000's) | 12/31/2009 | 12/31/2010 | 06/30/2011 |
|---|---|---|---|
| Cash | $5,100 | $8,378 | $12,392 |
| **Total Current Assets** | **8,238** | **$8,729** | **$13,954** |
| Property & Plant* | $31,641 | $40,511 | $42,300 |
| **Total Assets** | **$39,903** | **$49,240** | **$56,253** |
| Prepaid Tuition | $15,792 | $14,564 | $14,707 |
| **Total Liabilities** | **$20,958** | **$17,527** | **$17,610** |
| **Total Equity** | **$18,945** | **$31,713** | **$38,644** |

Includes deposit for the acqusition of the new school, estimated to be completed in the 3rd quarter – 2011.



# Projections



## Growth Projection – 3 Schools Organic Growth

| ($000's) | 12/31/2011 | 12/31/2012 | 12/31/2013 |
|---|---|---|---|
| Enrollment | 13,200 | 16,000 | 18,000 |
| **Revenues** | **$28,645** | **$40,859** | **$51,807** |
| Revenue Growth | 17% | 43% | 27% |
| **EBITDA** | **$14,655** | **$21,735** | **$29,210** |
| EBITDA Growth | 14% | 48% | 35% |
| **Net Income** | **$11,549** | **$14,356** | **$20,110** |
| Net Income Growth | (3%) | 24% | 40% |
| **EPS** | **$0.39** | **$0.48** | **$0.67** |

Assumes – partial year 2011 for new school; additional depreciation; debt financing increased interest exp.



# Shanxi Modern Bilingual School



➢ Est. 1998 – K - 12 boarding school

➢ Focus – Innovative & high-quality education, fluency in both Chinese and English

➢ 38 acre campus, 1.4 million sq. ft buildings – Taiyuan City, Shanxi

    ➢ 3 academic & 1 admin building

    ➢ 4 student apartment buildings

    ➢ 2 cafeterias

    ➢ 6 teacher residential buildings

    ➢ Multi-functional arts gymnasium

    ➢ Basketball courts, 400M- track, soccer

    ➢ Children's playground

    ➢ Audio-visual language teaching facilities

    ➢ Multimedia amphitheater, art & music rooms

    ➢ Modern computer classrooms

    ➢ Physics, chemistry, and biology laboratories







# Sichuan Guang'an Experimental School

➢ Est. 2002 – K - 12 boarding school

➢ Focus – Small classes & teaching excellence to excel at college entrance exam

➢ Ranked #1 in region for highest college entrance exam

➢ 23 acre campus, 750,000 sq. ft. buildings – Huaying City, Sichuan

  ➢ State-of-the-art campus, tree lined
  ➢ 2 academic & 1 administration building
  ➢ 4 student apartment buildings
  ➢ 4 teacher apartments
  ➢ 2 cafeterias & AV technology building
  ➢ Large-scale indoor sports center
  ➢ Amphitheater, music, dance, and piano rooms
  ➢ science & language labs, multimedia network classroom
  ➢ 400M track and field, basketball, volleyball, and badminton courts





CHINA BILINGUAL TECHNOLOGY & EDUCATION GROUP INC
中国双语科教集团

# Taiyuan – Proposed Acquisition School



- Built 2007 – K - 12 boarding school
- 70 acre campus, 1.2 million sq. ft. buildings
- Capacity for 10,000 students



志存高遠
學無止境

# Industry



- ➢ Chinese education is competitive and is primarily driven by:
  - ➢ Location & Facilities
  - ➢ Curriculum & Courses Offered
  - ➢ Teacher Quality & Research Capability
  - ➢ Reputation & National Test Scores



- ➢ Increased competition from private educational institutions and extra-curricular training centers that allow parents and students to choose the educational institutions and courses they would like to attend

- ➢ In general, educational institutions compete within the communities they serve





# Competitive Advantages



- **Distinctive school characteristics** - English and Chinese bilingual campus with dozens of full-time foreign teachers teaching language and cultural skills

- **Excellent teaching in small class size** - Renowned educational experts & teachers, good class discipline, teachers average age 36 years and 80% government recognized subject leaders. Small class size allows for individual attention

- **Licensing** - Approvals and certifications from the local Bureau of Education and national Ministry of Education. Accredited facilities & teaching staff

- **Reputation for strong students** - K-12 above average national test scores, 99% achieve college entrance exam enrollment mark (less than 20% nationally)

- **Operations** - Quality of education and its ability to attract and retain teachers with varied specialties. The Company strives to maintain and improve the level of enrollment and to provide first-class facilities and teaching services



# Management Team



**Ren Zhiqing, Chairman and Chief Executive Officer**

Dr. Ren has been the Chief Executive Officer of Shanxi Taiji Industrial Development Co., Ltd. since its formation in 1997. Previously, he was the president of Shanxi Modern Trade and Economics Institute (1993 to 1997), a privately funded college. He also served as head of China Yinjing News Agency, Shanxi Branch (1989 to 1993) and was a contributing writer for the China Economic News Agency (1986 to 1989). Dr. Ren earned his medical degree at Shanxi College of Traditional Chinese Medicine.

**Pan Mingxiao, Executive Vice President and Director**

Mr. Pan has been an officer and director of Shanxi Taiji Industrial Development Co., Ltd since 2004. Previously, he was the Chief Financial Officer of Shanxi Modern Bilingual School and has over 15 years experience in the education field. Mr. Pan earned his Bachelors degree from Peking University.



# Management Team (2)



**Ren Xudong, Vice President**

Mr. Ren has worked in the school system since 2010 in operations management and corporate communications. Previously, he graduated from Imperial College in London, with is BA in Mathematics in 2006 and his Master's Degree in Risk Management in 2007. Mr. Ren was involved in Kia Motors management training and entrepreneurial activities from 2008 to 2010.

**Michael Toups, Chief Financial Officer**

Mr. Toups has 20 years of experience in accounting and corporate finance. He has publicly-traded company experience including PCAOB audits, SEC reporting & SOX compliance. Mr. Toups earned his MBA in Finance from the University of Notre Dame.



# Summary



- ➢ Founded 1998 – Excellent Reputation & Proven Success

- ➢ Strong Faculty & High National Test Scores

- ➢ Good Demographics & China Emphasis on Education

- ➢ Opportunity for Organic and M&A Growth

- ➢ High Industry Trading Multiples

- ➢ Applying for Listed Exchange









# Contact Us

At the Company:

**China Bilingual Technology & Education Group Inc.**

No. 2 Longbao Street, Xiaodian Zone,

Taiyuan City, Shanxi Province, China 030031

Michael Toups, CFO +1-727-641-1357

Investor Relations:

**RedChip Companies, Inc.**

500 Winderley Place, Suite 100

Maitland, FL 32751

Michael Bowdoin, 1-800-RED-CHIP (733-2447)

